

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 21, 2008

Via U.S. Mail

Mr. Gary L. Cook
Chief Financial Officer
Cognigen Networks, Inc.
10757 S. Riverfront Pkwy, Suite 125
South Jordan, UT 84095

> **RE: Cognigen Networks, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2007**
> **Filed October 15, 2007**
> **File No. 000-11730**

Dear Mr. Cook:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For the Fiscal Year Ended June 30, 2007

Item 8A.Controls and Procedures, page 22

1. In light of your disclosure of material weakness over internal control structure, advise us how you could reasonably conclude that your disclosures control and procedures were effective as of the end of the period.

Financial Statements and Notes

Note 9.-Related Party Activity, page F-22

2. We note your disclosures in the first paragraph that "[p]rior to September 30, 2005, commission payments earned by Cantara were reflected as a reduction in the deferred commission payable. After this, the payments earned by Cantara were reflected as commission expenses." In order for us to better understand your accounting policy, explain to us your GAAP basis in recognizing the payments prior to September 30, 2005 as a reduction in the deferred commission payable while any payments after that date would be recognized as commission expenses. Clarify whether all payments to Cantara are reflected as commission expense after this date or only payments that relate to new down line agent sales. In addition, if all payments are recognized as commission expense after this date, tell us how you accounted for the remaining deferred commission payable balance at September 30, 2005 that was originally established as a result of the Stock Redemption Agreement.

3. Refer to the fourth paragraph. We also note that you entered into an amended agreement with AFT and Cantara (the Cantara Purchase Agreement) on December 9, 2005, in which you has paid $150,000 to AFT as of June 30, 2007. The $150,000 has been recognized as a deposit on the balance sheet and amortized to commission expenses over five years. Under the Stock Purchase Agreement, the Stock Redemption Agreement was to terminate if the Company pays AFT a total of $1.5 million by March 15, 2011 pursuant to a schedule set forth in the Cantara Purchase Agreement, as amended.

a. Tell us and disclose the business reasons behind the Cantara Purchase Agreement, and how it relates to the Stock Purchase Agreement or the Stock Redemption Agreement.

b. Tell us in more detail the significant terms of the Cantara Purchase Agreement. Advise us the nature of the $1.5 million payment and what it represents.

c. Advise us your basis in capitalizing the $150,000 payment to AFT as a deposit and amortize it over five years. Clarify why you have not expensed these payments pursuant to your policy of recognizing Cantara payments as commission expense after September 30, 2005.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director